Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

October 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker

Re: Polestar Automotive Holding UK PLC (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

File No. 333-274918

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. Eastern Time on Wednesday, October 18, 2023, or as soon thereafter as practicable.

Please contact David A. Brown of Alston & Bird LLP at (202) 239-3463 or by e-mail at dave.brown@alston.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Thomas Ingenlath
Name:	Thomas Ingenlath
Title:	Chief Executive Officer

VIA E-MAIL

cc: David A. Brown

Julie Mediamolle

Bhanu Mathur

Alyssa Dunn

Kristina Daniels

Kezia Osunsade

Alston & Bird LLP

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